846 Item 77L

New accounting pronouncement

In April 2009, FASB issued FASB Staff Position FSP FAS 157-4 which amends FASB Statement No. 157, Fair Value Measurements, and is eff ective for interim and annual periods ending after June 15, 2009. FSP FAS
157-4 provides additional guidance when the volume and level of activity for the asset or liability measured at fair value has signifi cantly decreased.
Additionally, FSP FAS 157-4 expands disclosure by reporting entities with respect to categories of assets and liabilities carried at fair value. Putnam
Management believes applying the provisions of FSP FAS 157-4 will not have a material impact on the funds fi nancial statements.